

SEC 03054410 COMMISSION
D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAMILY INCOME PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 N.W. BROAD STREET
(No. and Street)

SOUTHERN PINES (City) NORTH CAROLINA (State) 28387 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCKNIGHT WOOD & GUY, P.A.
(Name – *if individual, state last, first, middle name*)

211 EAST SIX FORKS RD., SUITE 112, RALEIGH, NORTH CAROLINA 72609-7743
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JACQUELINE M. WESTBROOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAMILY INCOME PLANNING, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

My Commission Expires 4-3-2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McKNIGHT WOOD & GUY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA
Fred P. Wood, Jr., CPA
Stephen M. Guy, CPA

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722 Fax 919-828-7758
www.mwgpa.com

February 14, 2003


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH. D.C.
158
SECTION

To the Officers and Directors of:
Family Income Planning, Inc.
P O Box 2299
Southern Pines, NC 28388-2299

We have examined the answers to the Focus Report (X-17-5) of Family Income Planning, Inc. as of December 31, 2002. Our examination was made in accordance with the generally accepted auditing standards, and, accordingly, included a review of the systems of internal control and the procedures for safeguarding securities and such tests of the accounting records as we considered necessary in the circumstances, including the audit procedures prescribed by the Security and Exchange Commission.

There are no material inadequacies in the firm's accounting system, internal accounting control and procedures for the safeguarding of securities.

As a result of our examination, we also append to the aforementioned Focus Report, the following schedules:

Schedule I – Reconciliation of Retained Earnings – Retained earnings was decreased by the Net Loss of $10,675.00 for the year ending 12/31/02 creating a Retained Earnings ending balance of $1,732.00 as shown on the Focus Reports.

Schedule II – Statement of Cash Flows – This schedule indicates the source and application of funds during 2002. The net result is a net decrease in cash from 2001 of $9,207.00 to $37,908.00 on December 31, 2002.

Schedule III – Reconciliation of Net Capital – This schedule indicates the change in Net Capital under Rule 15c3-1. Net Capital increased by the decrease in non-allowable assets of $2,596.00 and by the increase in haircuts of $200.00. Net Capital also decreased by the loss of $10,675.00 and increased by a capital contribution of $5,000.00. We examined the cancelled check for the capital contribution of $5,000.00.


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
SECTION

In our opinion, with noted differences, the accompanying answers to the Focus Report (X-17A Part IIA) present fairly the financial position of Family Income Planning, Inc. on December 31, 2002 in the form required by the Securities and Exchange Commission and in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding period.

Sincerely yours,



Thomas G. McKnight
McKnight Wood & Guy, P.A.
TGM/cb

FAMILY INCOME PLANNING, INC.
AUDIT REPORT - DECEMBER 31, 2002

Schedule I - Reconciliation of Retained Earnings

Retained Earnings per Quarterly Report 12/31/02	$ 1,732.00
Retained Earnings per Audited Report 12/31/02	$ 1,732.00

Schedule II - Statement of Cash Flow

Cash at the beginning of the year 01/01/02	47,115.00
Add: Funds provided by Commission Earned	148,385.00
Interest Income	1,685.00
Decrease in Liabilities	(622.00)
Income - Capital	5,000.00
Total Source of Funds for 2002	$ 201,563.00
Funds Expended - Salaries & Operting Expense	160,745.00
Increase in Assets	2,910.00
Cash at the End of the Year 12/31/02	37,908.00
Total Funds Applied	$ 201,563.00

Schedule III - Reconciliation of Net Capital

Net Capital per Audited Report 12/31/01	$ 43,983.00
Decrease in Non-Allowable Assets	2,596.00
Increase in Haircuts	(200.00)
Capital Contribution	5,000.00
Net Loss for the Year	(10,675.00)
Net Capital per Audited Report 12/31/02	$ 40,704.00